April 6, 2005

Mail Stop 3-8

By Facsimile and U.S. Mail


Ms. Amanda J. Bokman
Executive Vice President, Chief Financial Officer
J. Crew Group, Inc.
770 Broadway
New York, New York 10003


		RE:	J. Crew Group, Inc. Item 4.02 Form 8-K filed April
5,
2005
			File No.  333-42427


Dear Ms. Bokman:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please disclose your basis in GAAP for not restating your financial statements related to your accounting for rent holidays prior to the store opening date. Additionally, disclose the date you came to this conclusion. If you have concluded that the effects of the errors are not material to your financial statements, please provide us with your analysis. Please refer to SAB Topic 5:F.

2. Please note that information under Item 4.02 of Form 8-K is deemed filed not furnished. Please revise. See General Instruction B(2) of
Form 8-K.

You should file an amendment in response to these comments on or before April 13, 2005.


If you have any questions regarding this comment, please direct them to Anthony Watson, Staff Accountant, at (202) 942-7781.

							Sincerely,



							Anthony Watson
						Staff Accountant


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April 6, 2005
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